UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of PP&L Resources, Inc.    )        CERTIFICATE PURSUANT TO
on Form U-1  (File No. 70-9165)        )        RULE 24 UNDER THE PUBLIC UTILITY
                                       )        HOLDING COMPANY ACT OF 1935

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          Pursuant to the requirements of Rule 24 under the Public Utility
Holding Company Act of 1935, PP&L Resources, Inc. ("Resources"), a Pennsylvania corporation, hereby certifies, by the undersigned officer hereunto duly authorized, that the proposed transactions involving the merger of Keystone Merger Corp., a Pennsylvania corporation and wholly-owned subsidiary of Resources, with and into Penn Fuel Gas, Inc., a Pennsylvania corporation, as proposed in Resources' Application, as amended (the "Application") to the Securities and Exchange Commission (the "Commission") on Form U-1 (File No. 70-9165) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-26905, dated August 12, 1998 (the "Order"), has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's Order with respect thereto.

Exhibit
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          F-2  "Past Tense" Opinion of Counsel of Michael A. McGrail, Senior
               Counsel of PP&L, Inc.

                                    SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                   PP&L RESOURCES, INC.



                                   By:  /s/  John R. Biggar
                                             -----------------------------------
                                             Name:    John R. Biggar
                                             Title:   Vice President - Financial

Dated:  August 28, 1998

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